UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2016

BFC FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Florida	001-09071	59-2022148
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida	33301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 954-940-4900

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On July 27, 2016, BFC Financial Corporation (“BFC”) and BBX Merger Subsidiary LLC, a newly formed wholly owned subsidiary of BFC (“Merger Sub”), entered into a definitive merger agreement (the “Merger Agreement”) with BBX Capital Corporation (“BBX Capital”). The Merger Agreement provides for BBX Capital to merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company of the Merger and a wholly owned subsidiary of BFC. Under the terms of the Merger Agreement, which has been approved by a special committee comprised of BBX Capital’s independent directors as well as the full boards of directors of both BFC and BBX Capital, each share of BBX Capital’s Class A Common Stock outstanding immediately prior to the effective time of the Merger (other than shares of BBX Capital’s Class A Common Stock held by BFC and shares of BBX Capital’s Class A Common Stock as to which appraisal rights are exercised and perfected in accordance with Florida law) will be converted into the right to receive, at the election of the holder thereof, either (i) $20.00 in cash, without interest, or (ii) 5.4 shares of BFC’s Class A Common Stock. BBX Capital’s shareholders will have the right to specify different elections with respect to different shares of BBX Capital’s Class A Common Stock that they own. Accordingly, BBX Capital’s shareholders may receive all cash, all stock, or a combination of cash and stock in exchange for their shares. Each option to acquire shares of BBX Capital’s Class A Common Stock that is outstanding at the effective time of the Merger, whether or not then exercisable, will be converted into an option to acquire shares of BFC’s Class A Common Stock and be subject to the same terms and conditions as in effect at the effective time of the Merger, except that the number of shares which may be acquired upon exercise of the option will be multiplied by the exchange ratio of 5.4 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock subject to the option and the exercise price of the option will be divided by 5.4. In addition, each share of BBX Capital’s Class A Common Stock subject to a restricted stock award outstanding at the effective time of the Merger will be converted into a restricted share of BFC’s Class A Common Stock and be subject to the same terms and conditions as in effect at the effective time of the Merger, except that the number of shares subject to the award will be multiplied by the exchange ratio of 5.4 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock subject to the award. It is anticipated that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 so that BBX Capital’s shareholders who receive only shares of BFC’s Class A Common Stock in the Merger will generally not recognize any gain or loss upon their receipt of shares of BFC’s Class A Common Stock in exchange for their shares of BBX Capital’s Class A Common Stock. BFC currently owns shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing, in the aggregate, approximately 81% of the total outstanding equity of BBX Capital and 90% of the total voting power of BBX Capital. The shares of BBX Capital’s Class A Common Stock and Class B Common Stock held by BFC will be canceled upon consummation of the Merger.

The Merger Agreement includes representations, warranties and covenants of the companies believed to be customary for transactions such as the Merger. In addition, BFC has agreed in the Merger Agreement to offer to the directors of BBX Capital who are not also directors of BFC the opportunity to be appointed to BFC’s board of directors at the effective time of the Merger. In accordance with the terms of the Merger Agreement, the Boards of Directors of BFC and BBX Capital each took steps to exempt the Merger and other transactions contemplated by the Merger Agreement from the operation of each company’s respective shareholder rights plan.

Consummation of the Merger is subject to certain closing conditions, including, without limitation, the representations and warranties of each of BFC and BBX Capital contained in the merger agreement being true and correct, subject to certain materiality qualifications, and the approval of the Merger Agreement by both (i) holders of shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast on the Merger Agreement and (ii) holders of a majority of the shares of BBX Capital’s Class A Common Stock voted on the Merger Agreement other than shares held by BFC and its affiliates. Pursuant to the Merger Agreement, BFC has agreed to vote all of the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by it in favor of the Merger Agreement. Accordingly, assuming BFC votes its shares as agreed, approval of the Merger Agreement with respect to the combined vote of the holders of BBX Capital’s Class A Common Stock and Class B Common Stock described under clause (i) above is assured. The Merger is also conditioned on holders of not more than 150,000 shares of BBX Capital’s Class A Common Stock exercising appraisal rights and the absence of any “Material Adverse Effect” (as defined in the Merger Agreement) with respect to either BFC or BBX Capital. The Merger is not subject to a financing condition. The companies currently expect to consummate the Merger promptly after all conditions to closing are satisfied.

The Merger Agreement may be terminated at any time prior to the effective time of the Merger by the mutual written consent of BFC and BBX Capital. In addition, the Merger Agreement may be terminated by either BFC or BBX Capital under certain circumstances, including, without limitation, if the Merger has not been consummated by June 30, 2017; provided, however, that this deadline will automatically be extended to December 31, 2017 if the companies are proceeding in good faith to satisfy the conditions to consummating the Merger.

The foregoing description of the Merger Agreement is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference, to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations and warranties made by the parties as of specific dates and solely for their benefit. The representations and warranties reflect negotiations between the parties and are not intended as statements of fact to be relied upon by the companies’ respective shareholders and, in certain cases represent allocation decisions among the parties and have been or will be modified or qualified by correspondence or confidential disclosures that were or will be made between the parties in connection with the negotiation of the Merger Agreement (which disclosures are not reflected in the Merger Agreement itself, may not be true as of any date other than the date made, or may apply standards of materiality in a way that is different from what may be viewed as material by shareholders). Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and shareholders should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement.

John E. Abdo is the Vice Chairman of both BFC and BBX Capital. In addition, Mr. Abdo, collectively with Alan B. Levan, who serves both BFC and BBX Capital in a non-executive capacity as Founder and strategic advisor and who is the former Chairman, Chief Executive Officer and President of BFC and the former Chairman and Chief Executive Officer of BBX Capital, may be deemed to control BFC by virtue of their beneficial ownership of shares of BFC’s

Class A Common Stock and Class B Common Stock representing approximately 76% of BFC’s total voting power. Further, (i) Jarett S. Levan, the son of Mr. Alan Levan, is a director and the Acting Chairman, Chief Executive Officer and President of BFC and a director and the President and Acting Chairman and Chief Executive Officer of BBX Capital, (ii) Seth M. Wise is a director and Executive Vice President of BFC and Executive Vice President of BBX Capital, and (iii) Raymond S. Lopez is Executive Vice President, Chief Financial Officer and Chief Accounting Officer of BFC and Executive Vice President and Chief Financial Officer of BBX Capital.

Prior to the opening of trading on July 28, 2016, BFC and BBX Capital issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 hereto.

Item 7.01	Regulation FD Disclosure.

On July 28, 2016, BFC made available an investor presentation regarding the Merger, a copy of which is furnished as Exhibit 99.2 hereto. The investor presentation is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act. This report should not be deemed an admission as to the materiality of any information contained in the investor presentation. Neither BFC nor BBX Capital undertakes any obligation to update the investor presentation.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of July 27, 2016, by and among BFC Financial Corporation, BBX Merger Subsidiary LLC and BBX Capital Corporation

99.1	Press release dated July 28, 2016

99.2	Investor presentation

Additional Information and Where to Find it

BFC will file with the SEC a Registration Statement on Form S-4 that will include a prospectus of BFC and a proxy statement of BBX Capital. The proxy statement/prospectus will be sent to the shareholders of BBX. Investors and shareholders will be able to obtain a copy of the proxy statement/prospectus and other documents filed with the SEC containing information about BFC and BBX Capital free-of-charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BFC will be made available free-of-charge on BFC’s website at www.bfcfinancial.com, under the “Investor Relations” tab, or by written request to BFC Financial Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4900. Copies of documents filed with the SEC by BBX Capital will be made available free-of-charge on BBX Capital’s website at www.bbxcapital.com, under the “Investor Relations” tab, or by written request to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4000. Investors and shareholders are advised to read the proxy statement/prospectus when it is available because it will contain important information.

Participants in the Solicitation

BFC, BBX and certain of their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from BBX’s shareholders in connection with the merger. Information about the directors and executive officers of BFC is set forth in BFC’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2016. Information about the directors and executive officers of BBX Capital is set forth in BBX Capital’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 25, 2016. These documents can be obtained free-of-charge from the sources indicated above. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the proxy statement/prospectus relating to the merger when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful. Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward-looking statements in this Current Report on Form 8-K are also forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and involve substantial risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to the Merger, the potential benefits of the Merger, including, without limitation, that the simplification of BFC’s corporate structure and/or the efficiencies expected to result from the Merger may not be realized, the risk that all of the conditions to closing the Merger may not be satisfied, and the risk that the Merger may not otherwise be consummated when anticipated, in accordance with the contemplated terms, or at all. In addition, tax matters can be complicated, the tax consequences of the Merger to a BBX Capital shareholder will depend on its particular tax situation, and each BBX Capital shareholder should consult with its own tax advisor to determine the tax consequences of the Merger to it. Reference is also made to the risks and uncertainties detailed in the other reports filed by BFC and BBX Capital with the SEC, including the “Risk Factors” sections thereof, which may be viewed on the SEC’s website at www.sec.gov. The foregoing factors are not exclusive. The forward-looking statements are only as of the date made, and neither BFC nor BBX Capital undertakes any obligation to (and each expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BFC FINANCIAL CORPORATION

Date: July 28, 2016

	By:	/s/ Raymond S. Lopez
Raymond S. Lopez,
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of July 27, 2016, by and among BFC Financial Corporation, BBX Merger Subsidiary LLC and BBX Capital Corporation

99.1	Press release dated July 28, 2016

99.2	Investor presentation